UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number: 000-52568

JOURNEY RESOURCES CORP.
(Translation of registrant's name into English)

407– 808 Nelson Street,
Vancouver, British Columbia V6Z 2H2 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the Period Ended February 28, 2009

99.2	Management Discussiona dn Analysis for the Period Ended February 28, 2009

99.3	Form 52-109FV2 - Certification of interim filings - venture issuer basic certificate - CEO

99.4	Form 52-109FV2 - Certification of interim filings - venture issuer basic certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Journey Resources Corp.
(Registrant)

Date: April 24, 2009	By:	/s/ Jatinder (Jack) Bal
Jatinder (Jack) Bal

	Title:	President, Chief Executive Officer and Director